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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-   48-313

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2017__ AND ENDING __12/31/2017__
                                          (MM/DD/YY)   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shearson Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7000 Palmetto Park Rd. Suite 306
                                          (No. and Street)

Boca Raton	**FL**	**33433**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jed Kaplan   **561-613-4727**
                                                                                       (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
                          (Name - if individual, state last, first, middle name)

5489 Wiles Rd. Unit 303	**Coconut Creek**	**FL**	**33073**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I,_____Jed Kaplan_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Shearson Financial Services, LLC___ as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____No Exceptions_____



_____
Signature

_____
CEO
Title

Penrie Breiner
_____
Notary Public



BONNIE BRENNER
Notary Public - State of Florida
Commission # FF 202154
My Comm. Expires Mar 8, 2019
Bonded through National Notary Assn.

This report** contains (check all applicable boxes):

☒	(a)	Facing page.
☒	(b)	Statement of Financial Condition.
☒	(c)	Statement of Income (Loss).
☒	(d)	Statement of Changes in Financial Condition
☒	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒	(g)	Computation of Net Capital
☒	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒	(l)	An Oath or Affirmation.
☒	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Shearson Financial Services, LLC

Financial Statements [with supplemental information as required by Rule 17a-5 of the Securities and Exchange Commission]

December 31, 2017

SHEARSON FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

 ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members
of Shearson Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shearson Financial Services, LLC as of December 31, 2017, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Shearson Financial Services, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Shearson Financial Services, LLC's management. Our responsibility is to express an opinion Shearson Financial Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shearson Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Per Uniform Net Capital Rule 15c3-1, Schedule of Aggregate Indebtedness and Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Shearson Financial Services, LLC financial statements. The supplemental information is the responsibility of Shearson Financial Services, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Per Uniform Net Capital Rule 15c3-1, Schedule of Aggregate Indebtedness and Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Shearson Financial Services, LLC's auditor since November, 2017.
Coconut Creek, Florida
February 28, 2018

1

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

CASH AND CASH EQUIVALENTS	$	212,302
DEPOSIT WITH CLEARING ORGANIZATION		200,000
RECEIVABLE FROM CLEARING ORGANIZATION		49,453
MARKETABLE SECURITIES, AT FAIR VALUE		535
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $188,988		72,688
DEPOSITS		11,500
TOTAL ASSETS	$	546,478

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	82,580
Payable to brokers		141,980
Secured clearing organization loans		211
Total liabilities		224,771
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		321,707
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	546,478

See accompanying notes.

2

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES		
Net trading profits	$	2,880,941
Commissions		838,522
Interest and dividends		238,807
Total revenues		3,958,270
EXPENSES		
Clearing charges		172,563
Commissions to brokers		2,149,352
Salaries and related costs		363,559
Impairment Expense		45,000
General and administrative expenses		752,832
Total expenses		3,483,306
NET INCOME	$	474,964

See accompanying notes.

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Total
Member's Equity as of December 31, 2016	$ 343,319
Capital Withdrawals	(501,261)
Capital Contributions	4,685
Net income	474,964
Member's Equity as of December 31, 2017	$ 321,707

See accompanying notes.

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	474,964
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		9,020
Impairment expense		45,000
Changes in operating assets and liabilities:		
Marketable securities, at fair value		357
Receivable from clearing organization		(420)
Payable to brokers		15,734
Other assets		12
Secured clearing organization loan borrowings, net		(16)
Accounts payable and accrued liabilities		(12,219)
Total adjustments		57,468
Net cash provided by operating activities		532,432

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to Member		(501,261)
Capital Contribution		4,685
Net cash used in financing activities		(496,576)

NET INCREASE IN CASH AND CASH EQUIVALENTS		35,856
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		176,446
CASH AND CASH EQUIVALENTS - END OF YEAR	$	212,302

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest	$	6,185

See accompanying notes.

SHEARSON FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Shearson Financial Services, LLC (the "Company") is a broker-dealer specializing in fixed income and equity securities. The Company acts in a principal capacity, buying and selling for its own account and trading with other dealers, and in an agency capacity, buying and selling securities for its customers and earning a commission. The Company is a broker-dealer registered with the Securities and Exchange Commission [SEC] and is a member of the Financial Industry Regulatory Authority [FINRA].

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Deposit with clearing organization

The deposit with clearing organization consists of $200,000 on deposit with RBC Dain pursuant to the Company's clearing agreement. As long as the Company continues to use the clearing and execution services of RBC Dain, the Company is required to maintain this fund on deposit.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 5].

Securities owned, at fair value

Securities are valued at fair value.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense in the period they are incurred.

Depreciation is computed on the straight-line method over seven years for furniture and fixtures and five years for equipment. Certain art pieces included in property and equipment are not depreciated as they do not have a determinable useful life.

6

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Income Taxes

The Company, with the member's consent, has elected to be treated as an S Corporation for federal tax purposes. Under this election, no provision for income taxes is made since such taxes are included in the personal return of the member.

The Company assesses its unrecognized tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Management believes the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2014.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America [GAAP] requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Transactions and Revenue Recognition

Securities transactions, commissions and related clearing expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts.

Fair value measurement

FASB ASC 820 defined fair value as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. There is a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.   The hierarchy is summarized in the three broad levels listed below:

Level 1   -   quoted prices in active markets for identical investments

Level 2   -   other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3   -   significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of fair value accounting, the following valuation techniques were employed:

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exchange Traded Securities

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over the counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by reputable independent pricing sources selected by management. The Company has sole and absolute discretion in valuing any positions for which market quotations are not readily available or in adjusting the valuation of any other positions. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy.

Commercial Mortgage-Backed Securities (CMBS) and Asset-Backed Securities (ABS)

CMBS and ABS may be valued based on external price/spread data. When position-specific external price data are not observable, the valuation is based on prices of comparable securities. Included in this category are certain interest-only securities, which, in the absence of market prices, are valued as a function of observable whole-bond prices and cash flow values of principal-only bonds using current market assumptions at the measurement date. CMBS and ABS are categorized in Level 2 of the fair value hierarchy when external pricing data is observable and in Level 3 when external pricing data is unobservable.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which deferred the effective date of ASU 2014-09 for all entities by one year. This update is effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within those reporting periods. Earlier application was permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. ASU 2014-09 was to become effective for us beginning January 2017; however, ASU 2015-14 deferred our effective date until January 2018, which is when we plan to adopt this standard. The ASU permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The ASU also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required for customer contracts, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

We have completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption. The majority of our revenue arrangements generally consist of two performance obligations to transfer promised goods (trade execution and custody services). Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance. We adopted the new standard effective January 1, 2018, using the modified retrospective approach, and will expand financial statement disclosures in order to comply with the ASU.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company does not expect that the adoption will have a material impact on its consolidated financial statements

In November 2016, the FASB issued Accounting Standards Update 2016-18 (ASU 2016-18), Statement of Cash Flows: Restricted Cash. This ASU provides guidance on the classification of restricted cash in the statement of cash flows. The amendments in this ASU are effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted; however, we do not plan to early adopt. The amendments in the ASU should be adopted on a retrospective basis. The Company does not expect that adoption of this ASU to have a material effect on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

Intangible assets consisted of a Trademark. In accordance with ASC-350-30 General Intangibles Other Than Goodwill, the Company had recorded this intangible asset with an indefinite life and not subject to amortization. An intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The Company has determined that at December 31, 2017, that the asset was impaired and recorded an impairment expense of $45,000.

NOTE 2.   RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears all of its proprietary transactions through RBC Dain on a fully disclosed basis. The amount receivable from the clearing organization totaled $49,453.

NOTE 3.   FAIR VALUE MEASUREMENT

The following table presents information about the Company's financial assets measured at fair value as of December 31, 2017:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
Fixed income securities	$	-	$	535	$	-	$	535

The carrying amount of those assets and all other assets and liabilities noted on the balance sheet are reflected at fair value due to the short-term nature of the liabilities.

SHEARSON FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 4.   COMMITMENTS AND CONTINGENCIES

The Company is obligated under a non-cancelable lease agreement for its office facility in Boca Raton, Florida, which expired in April 2016. In May 2016, the Company extended its lease through April 2019. Monthly rent expense is approximately $3,000, excluding common area maintenance fees.

Approximate future minimum payments under the non-cancelable lease for the years subsequent to December 31, 2017 are as follows:

2018	$	37,000
2019		13,000
Total	$	50,000

Total rent expense including common area maintenance fees was $66,409 for the year ended December 31, 2017.

NOTE 5.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to SEC's Uniform Net Capital Rule 15c3-1, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. Under the rule, the ratio of Aggregate Indebtedness to the Net Capital should not exceed 15 to 1. At December 31, 2017, the Company's "Net Capital" was $237,035, which exceeded the requirements by $137,035. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.95 to 1 at December 31, 2017.

NOTE 6.   PROPERTY AND EQUIPMENT

Details of property and equipment at December 31, 2017are as follows:

Furniture and Fixtures	$	185,581
Office Equipment		76,095
		261,676
Less accumulated depreciation		(188,988)
	$	72,688

Depreciation expense was $9,020 for the year ended December 31, 2017.

SHEARSON FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 7.   OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions including To-Be-Announced Securities (TBA). These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The trading of TBAs is conducted with other registered broker-dealers located in the United States. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the Statement of Financial Condition. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized market valuation gains/losses recorded in the Statement of Financial Condition.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits ($250,000) and cash and investments in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $250,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances. Securities held by these financial institutions did not exceed SIPC limits at December 31, 2017. The Company did not have any cash in excess of federally insured limits at December 31, 2017.

NOTE 8.   SECURED CLEARING ORGANIZATION LOANS

Secured clearing organization loans are used to finance the Company's proprietary trading activities. Secured clearing organization loans totaling $211 are collateralized by the Company's marketable securities as of December 31, 2017. Interest expense incurred on these borrowings totaled $6,185 for the year ended December 31, 2017 and is included in general and administrative expenses in the accompanying statement of income.

NOTE 9.   SUBSEQUENT EVENTS

Under the provisions set forth in FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 28, 2018, and has determined that there are no material events that would require adjustment to or additional disclosure herein.

SUPPLEMENTARY INFORMATION

SHEARSON FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2017

Member's equity	$	321,707
NON-ALLOWABLE ASSETS		
Property and equipment		72,688
Other assets		11,500
Receivable from reps		175
Total non-allowable assets		84,363
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		237,344
HAIRCUTS ON SECURITY POSITIONS		309
NET CAPITAL		237,035
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR		
6 2/3% OF AGGREGATE INDEBTEDNESS OF $221,272		100,000
EXCESS NET CAPITAL	$	137,035
RECONCILIATION OF NET CAPITAL		
NET CAPITAL, AS REPORTED IN THE COMPANY'S PART IIA		
ORIGINALLY-FILED (UNAUDITED) FOCUS REPORT	$	171,648
Asset adjustments:		
Add: RBC dain checking		15,928
Liability Adjustments:		
Less: RBC dain checking payable		29,719
Add: Accounts payable		(22,998)
Less: Commissions payable		4,020
Less: Accrued expenses		38,718
NET CAPITAL PER PRECEDING	$	237,035

SHEARSON FINANCIAL SERVICES, LLC
SCHEDULE OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2017

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.95 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	82,580
Payable to brokers		141,980
Secured clearing organization loans		211
Total aggregate indebtedness	$	224,771

SHEARSON FINANCIAL SERVICES, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2017

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

SHEARSON FINANCIAL SERVICES, LLC
EXEMPTION REPORT
DECEMBER 31, 2017

Shearson Financial Services, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii), and the Company met the exemption provisions throughout the year ended December 31, 2017 without exception.

Shearson Financial Services, LLC.

I, __Jed Kaplan__ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Jed Kaplan
CEO

Date: __2|28|18__



BONNIE BRENNER
Notary Public - State of Florida
Commission # FF 202154
My Comm. Expires Mar 8, 2019
Bonded through National Notary Assn.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
of Shearson Financial Services LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Shearson Financial Services LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shearson Financial Services LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" (exemption provisions) and (2) Shearson Financial Services LLC stated that Shearson Financial Services LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Shearson Financial Services LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shearson Financial Services LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Coconut Creek, Florida

February 28, 2018

20



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Managers and Members of Shearson Financial Services LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Shearson Financial Services LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Shearson Financial Services LLC for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Shearson Financial Services LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Shearson Financial Services LLC's management is responsible for Shearson Financial Services LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Coconut Creek, Florida
February 28, 2018

SIPC-7		SIPC-7
(35 REV 6 17)		(35-REV 6 17)

SECURITIES INVESTOR PROTECTION CORPORATION
P O Box 92185 Washington, D C 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

Shearson Financial Services LLC
7000 W Palmetto Park Rd STE 306
Boca Raton, FL 33433-3430

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc org and so indicate on the form filed

Name and telephone number of person to contact respecting this form.

2 A.	General Assessment (item 2e from page 2)	$	5,018
B.	Less payment made with SIPC-6 filed (exclude interest) 8/03/2017 Date Paid	(	2,835)
C.	Less prior overpayment applied .	(	----)
D.	Assessment balance due or (overpayment)		2,183
E.	Interest computed on late payment (see instruction E) for _____ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)	$	2,183

G. **PAYMENT:** √ the box
Check mailed to P.O. Box [ ] Funds Wired [ ]
Total (must be same as F above) $ 2,183

H. Overpayment carried forward $(----)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Shearson Financial Services, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22 day of Feb , 20 18

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _January 1, 2017_
and ending _____

Item No		Eliminate cents
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 3,958,270

2b Additions
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above — ----

(2) Net loss from principal transactions in securities in trading accounts — ----

(3) Net loss from principal transactions in commodities in trading accounts — ----

(4) Interest and dividend expense deducted in determining item 2a — ----

(5) Net loss from management of or participation in the underwriting or distribution of securities — ----

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities — ----

(7) Net loss from securities in investment accounts — ----

   Total additions — ----

2c Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 434,480

(2) Revenues from commodity transactions — ----

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 172,412

(4) Reimbursements for postage in connection with proxy solicitation. — ----

(5) Net gain from securities in investment accounts — ----

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ----

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act) — ----

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C): — ----

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income — $ 6,185

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) — $ ----

   Enter the greater of line (i) or (ii) — 6,185

   Total deductions — 613,077

2d SIPC Net Operating Revenues — $ 3,345,193

2e General Assessment @ .0015   Rate effective 1/1/2017 — $ 5,018

(to page 1, line 2.A.)

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